SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              AUTEC ASSOCIATES, INC.
                                (Name of Issuer)

                          Common Stock - no par value
                         (Title of Class of Securities)


                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------                        --------------------------
CUSIP No.   281649103                                     Page 2
------------------------                        --------------------------
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1       NAME OF REPORTING PERSON:           Arthur Garrison
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     SERVICES RENDERED/CASH
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                            7      SOLE VOTING POWER
                                   2,310,000 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    2,310,000 Shares of Common Stock
                         ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,310,000 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.5%
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14      TYPE OF REPORTING PERSON                   IND
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Arthur Garrison, an individual ("Garrison") as the reporting person hereunder, relative to the acquisition by Garrison of certain shares of common stock issued by Autec Associates, Inc. Garrison has not made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, no par value, of Autec Associates, Inc., ("Autec"). Autec maintains its principal executive offices at 38 East Osceola Street, Stuart, Florida 34994.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Arthur Garrison, an individual and citizen of the United States. The business address of Garrison is 38 East Osceola Street, Stuart, Florida 34994.

     Pursuant to General Instruction C of Schedule 13D, Garrison (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

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        Name                                  Business Address
--------------------------------------------------------------------------

Arthur Garrison                               38 East Osceola Street
                                              Stuart, Florida 34994
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     Arthur Garrison has the sole right to control the disposition of and vote the Autec securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the initial organization of Autec on June 30, 1998, Garrison as a promoter and a director and officer of Autec, subscribed for 22 shares of restricted common stock and Autec issued 22 shares of restricted common stock to Garrison. The consideration exchanged for issuance of the securities of Autec was for services performed pursuant to Garrison's role as a promoter and organizer of Autec and nominal cash. On October 31, 1998, Autec effected a stock split of 105,000 to 1 share resulting in the issuance to Garrison of an aggregate of 2,310,000. Autec became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, on April 19, 2001 thus requiring the filing of this Schedule.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of organizing and capitalizing Autec.

     Pursuant to the instructions for items (a) through (j) of Item 4, Garrison has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Garrison has acquired 2,310,000 shares of restricted common stock of Autec. Garrison may consider the acquisition of additional securities of Autec, the issuer, but has no present plans or proposals to do so.

     (b) Garrison has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Autec or to enter into extraordinary corporate transactions.

     (c) Garrison has no present plans or proposals to cause a sale or transfer of a material amount of assets of Autec.

     (d) Garrison plans to exercise the voting rights associated with ownership of shares of common stock of Autec.

     (e) Garrison has no present plans or proposals to cause a material change in the capitalization of Autec.

     (f) Garrison has no present plans or proposals to make any other material change to the business or corporate structure of Autec.

     (g) Garrison has no present plans or proposals to change Autec's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Autec by any person.

     (h) Garrison has no present plans or proposals to cause Autec's common stock from not being quoted on the OTC Bulletin Board.

     (i) Garrison has no present plans or proposal relating to a class of securities of Autec becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Garrison has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on August 14, 2001, Garrison beneficially owned 2,310,000 shares (or approximately 18.5% of the outstanding shares) of Autec's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Arthur Garrison                  2,310,000

     (b) No Instruction C Person owns any other shares of common or preferred stock of Autec. Garrison has sole power to vote or to direct the voting of the 2,310,000 shares of common stock of Autec held by Garrison.

     (c) As of August 14, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Autec equity securities had been engaged in by Garrison, or by any associates of said party, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Garrison has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 14, 2001                          /s/ Arthur Garrison
---------------------                          -------------------
                                               Arthur Garrison